

November 30, 2009

Mr. Landy S. Fullmer
Chief Financial Officer
Apco Oil and Gas International Inc.
One Williams Center, Mail Drop 35
Tulsa, OK 74172

> **Re:** **Apco Oil and Gas International Inc., f/k/a Apco Argentina Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 0-08933**

Dear Mr. Fullmer:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part I

1. Please expand your disclosure to discuss your relationship with The Williams Companies ("Williams"). In this regard, we note that you do not discuss the 68.96 percentage ownership of your outstanding ordinary shares until page 49. In your expanded disclosure, please also discuss the administrative services agreement, whereby you pay management services, overhead allocation, rent, general and administrative expenses, insurance, internal audit services, and purchases of materials and supplies to this affiliated party.

2.   Please include risk factor discussion regarding the control exercised by Williams with respect to your business and corporate governance.

3.   Please also add risk factor discussion relating to the fact that you are managed by the employees of Williams, that all of your executive officers are employees of Williams and that your executive officers are compensated directly by Williams rather than by you. Discuss fiduciary duties as they relate to your management and the risks when conflicts of interests arise between you and Williams, and how these are resolved. Please also include discussion that you are a "controlled company" as defined by the rules of The Nasdaq Stock Market and therefore are not subject to the requirements of The Nasdaq Stock Market that would otherwise require you to have (1) a majority of independent directors on the board, (2) a compensation committee composed solely of independent directors, (3) a nominating committee composed solely of independent directors, (4) compensation of the company's executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors, and (5) director nominees selected, or recommended for the board's selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors. Please also provide risk factor discussion that your Chairman and CEO also serves as an executive of Williams.

4.   We note that sales to a refinery owned by Petrobras Energía represent 76.5% of your total operating revenues. Please discuss your dependence on any single customer or a few customers. See Item 101(c)(vii) of Regulation S-K.

Engineering Comments

Risk Factors, page 11

5.   We note that you report your natural gas reserves in equivalent barrels of oil. We also note that your average natural gas sales price is only $1.45 per thousand cubic feet as the price is controlled by the Argentine government. Therefore, it appears that the value of your equivalent barrel of oil of approximately $8.70 is significantly lower than the price of a barrel of oil. Please add disclosure within your risk factors and/or other pertinent sections of your document to disclose this fact.

General Business Review, page 23

6.   Although you provide some details such as nature of your interests in the descriptions of your principal fields and concessions, you do not provide such key information as production or reserve amounts. Please revise your disclosure to

provide all the information, such as production and reserves and all other information, required by Instruction 3 to Item 102 of Regulation S-K.

7.   Please tell us if any of your reserves are scheduled to be produced beyond the terms of their current license. If so, tell us the amount of the reserves per license that are scheduled to be produced beyond the license term and how long beyond each of the current licenses is needed to recover all of the reserves classified as proved. Tell us the percent of your total oil and gas reserves that are scheduled to be produced beyond the terms of their license and why you believe these reserves represent proved reserves.

Tierra del Fuego, page 24

8.   Please tell us the status of the pipeline that the Argentine government is building from the Tierra del Fuego Island to the mainline that you expect to utilize for transport of your natural gas reserves on that island to a market. Explain to us the effect that this pipeline will have on your operations and if you have entered into binding agreements with the Argentine government to access this pipeline and, if so, what are the terms of the agreement.

Oil and Gas Reserves, page 58

9.   Please provide us a copy of your 2008 reserve report. Please include at least the one line summaries for all entities. For your five largest properties on a present-value basis please include the complete annual cash flow statements. You may e-mail the report to the following address: murphyja@sec.gov.

Standardized Measure of Discounted Future Net Cash Flows, page 60

10.   As proved undeveloped reserves represent approximately 34% of your total consolidated reserves it appears the future capital costs to develop these reserves are a significant portion of your future production and development costs. Therefore, as required by paragraph 30b of SFAS 69, please revise your disclosure to present these costs separately from the future production costs. Please continue to report these costs separately as long as your future development costs are a significant portion of your total future costs.

11.   You state that values for natural gas consumed in operations are included in both revenues for future cash inflows and as gas consumption expense in future production and development costs. We believe it is incorrect to attribute future revenues to these volumes that are consumed in operations as you receive no actual revenues for the production and consumption of these volumes of natural gas. In addition, since you are not actually purchasing these volumes consumed

as fuel it is also incorrect to attribute a purchase cost to these volumes. Therefore, please revise your disclosure accordingly.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief